BYLAWS
OF
MED X, INC.

As in effect on February 27, 2014

TABLE OF CONTENTS

ARTICLE I
OFFICES

Page

1.1 Business Office...1
1.2 Registered Office...1

ARTICLE II
SHARES AND TRANSFER OF SHARES

2.1 Regulation 1
2.2 Stock Certificates: Facsimile Signatures and Validation 1
2.3 Fractions of Shares: Insurance; Payment of Value or Issuance of Scrip.........................1
2.4 Cancellation of Outstanding Certificates and Issuance of New Certificates:
Order of Surrender; Penalties for Failure to Comply 2
2.5 Lost, Stolen or Destroyed Certificates..2
2.6 Transfer of Shares 2
2.7 Restrictions on Transfer of Shares 2
2.8 Transfer Agent..2
2.9 Close of Transfer Book and Record Date..3

ARTICLE III
STOCKHOLDERS AND MEETINGS

3.1 Stockholders of Record 3
3.2 Meetings...3
3.3 Annual Meeting...3
3.4 Special Meetings 3
3.5 Actions at Meetings not Regularly Called: Ratification and Approval.............................3
3.6 Notice of Stockholders' Meeting: Signature; Contents; Service; Waiver.........................4
3.7 Consent of Stockholders in Lieu of Meeting..4
3.8 Voting Record 4
3.9 Quorum..4
3.10 Manner of Acting 5
3.11 Stockholders' Proxies..5
3.12 Voting of Shares..5
3.13 Voting by Ballot 5
3.14 Cumulative Voting 5
3.15 Stockholder Nominations and Proposals...5

ARTICLE IV
DIRECTORS, POWERS AND MEETINGS

4.1   Board of Directors 7
4.2   General Powers 7
4.3   Performance of Duties 7
4.4   Regular Meetings 8
4.5   Special Meetings 8
4.6   Notice 8
4.7   Waiver of Notice 8
4.8   Participation by Electronic Means 8
4.9   Quorum and Manner of Acting 8
4.10   Organization 9
4.11   Informal Action by Directors 9
4.12   Vacancies 9
4.13   Compensation 9
4.14   Removal of Directors 9
4.15   Resignations 9

ARTICLE V
OFFICERS

5.1   Number 9
5.2   Election and Term of Office 9
5.3   Removal 10
5.4   Vacancies 10
5.5   Powers 10
5.6   Compensation 11
5.7   Bonds 11

ARTICLE VI
DIVIDENDS

6   Dividends 11

ARTICLE VII
FINANCE

7.1   Reserve Funds 11
7.2   Banking 12

ARTICLE VIII
CONTRACTS, LOANS AND CHECKS

8.1   Execution of Contracts 12
8.2   Loans 12
8.3   Checks 12
8.4   Deposits 12

ARTICLE IX
FISCAL YEAR

9   Fiscal Year..12

ARTICLE X
CORPORATE SEAL

10.   Corporate Seal..12

ARTICLE XI
AMENDMENTS

11.   Amendments..12

ARTICLE XII
COMMITTEES

12.1   Appointment..13
12.2   Authority..13
12.3   Tenure and Qualifications 13
12.4   Meetings..13
12.5   Quorum..13
12.6   Informal Action by a Committee...13
12.7   Vacancies...14
12.8   Resignations and Removal 14
12.9   Procedure...14

ARTICLE XIII
EMERGENCY BYLAWS

13.   Emergency Bylaws...14

ARTICLE XIV
NEVADA ANTI-TAKEOVER PROVISIONS

14.   Nevada Anti-Takeover Provisions 15

CERTIFICATE 15

ARTICLE I
OFFICES

1.1   Business Office. The principal office and place of business of the corporation is located at 9724 Eton, Chatsworth, California 91311. Other offices and places of business may be established from time to time by resolution of the Board of Directors or as the business of the corporation may require.

1.2   Registered Office. The registered office of the corporation, required by the Nevada Revised Statutes to be maintained in the State of Nevada, may be, but need not be, identical with the principal office in the State of Nevada, and the address of the registered office may be changed from time to time by the Board of Directors in accordance with the procedures Set forth in the Nevada Revised Statutes.

ARTICLE II
SHARES AND TRANSFER OF SHARES

2.1   Regulation. The Board of Directors may make such rules and regulations as it may deem appropriate concerning the issuance, transfer and registration of certificates for shares of the corporation, including the appointment of transfer agents and registrars.

2.2   Stock Certificates: Facsimile Signatures and Validation.

(A)   Every stockholder shall be entitled to have a certificate, signed by officers or agents designated by the corporation for the purpose, certifying the number of shares owned by him in such corporation.

(B)   Whenever any certificate is countersigned or otherwise authenticated by a transfer agent or transfer clerk and by a registrar, then a facsimile of the signatures of the officers or agents of the corporation may be printed or lithographed upon such certificate in lieu of the actual signatures.

(C)   In the event any officer who shall have signed, or whose facsimile signature shall have been used on, any such certificate shall cease to be such officer of the corporation, whether because of death, resignation or otherwise, before such certificate shall have been delivered by the corporation, such certificate may nevertheless be adopted by the corporation and be issued and delivered as though the person who signed such certificate or whose facsimile signature shall have been used thereon, had not ceased to be such officer of the corporation.

2.3   Fractions of Shares: Issuance: Payment of Value or Issuance of Scrip. The corporation is not obligated to, but may, execute and deliver a certificate for or including a fraction of a share. In lieu of executing and delivering a certificate for a fraction of a share, the corporation may, upon resolution of the Board of Directors:

(A)   make payment to any person otherwise entitled to become a holder of a fractional share, which payment shall be in accordance with the provisions of the Nevada Revised Statutes; or

(B)   execute and deliver registered or bearer scrip over the manual or facsimile signature of an officer of the corporation or of its agent for that purpose, exchangeable as provided on the scrip for full share certificates, but the scrip does not entitle the holder to any rights as a stockholder except as provided on the scrip. The scrip may contain any other provisions or conditions that the corporation, by resolution of the Board of Directors, deems advisable.

2.4   Cancellation of Outstanding Certificates and Issuance of New Certificates: Order of Surrender: Penalties for Failure to Comply. All certificates surrendered-to the corporation for transfer shall be canceled and no new certificates shall be issued in lieu thereof until the former certificate for a like number of shares shall have been surrendered and canceled, except as hereinafter provided with respect to lost, stolen or destroyed certificates. When the Certificate or Articles of Incorporation are amended in any way affecting the statements contained in the certificates for outstanding shares, or it becomes desirable for any reason in the discretion of the Board of Directors, to cancel any outstanding certificate or shares and issue a new certificate therefore conforming to the rights of the holder, the Board of Directors may order any holders of outstanding certificates for shares to surrender and exchange them for new certificates within a reasonable time to be fixed by the Board of Directors. Such order may provide that no holder of any such certificate so ordered to be surrendered shall be entitled to vote or to receive dividends or exercise any of the other rights of stockholders of record until he shall have complied with such order, but such order shall only operate to suspend such rights after notice and until compliance. The duty of surrender of any outstanding certificates may also be enforced by action at law.

2.5   Lost, Stolen or Destroyed Certificates. Any stockholder claiming that his certificate for shares is lost, stolen or destroyed may make an affidavit or affirmation of the fact and lodge the same with the Secretary of the corporation, accompanied by a signed application for a new certificate. Thereupon, and upon the giving of a satisfactory bond of indemnity to the corporation not exceeding an amount double the value of the shares as represented by such certificate (the necessity for such bond and the amount required to be determined by the President or Chief Executive Officer of the corporation), a new certificate may be issued of the same tenor and representing the same number, class and series of shares as were represented by the certificate irate alleged to be lost, stolen or destroyed.

2.6   Transfer of Shares. Subject to the terms of any stockholder agreement relating to the transfer of shares or other transfer restrictions contained in the Articles of Incorporation or authorized therein, shares of the corporation shall be transferable on the books of the corporation by the holder thereof in person or by his duly authorized attorney, upon the surrender and cancellation of a certificate or certificates for a like number of shares. Upon presentation and surrender of a certificate for shares properly endorsed and payment of all taxes therefore, the transferee shall be entitled to a new certificate or certificates in lieu thereof. As against the corporation, a transfer of shares can be made only on the books of the corporation and in the manner hereinabove provided, and the corporation shall be entitled to treat the holder of record of any share as the owner thereof and shall not be bound to recognize any equitable or other claim to or interest in such share on the part of any other person, whether or not it shall have express or other notice thereof, save as expressly provided by the statutes of the State of Nevada.

2.7   Restrictions on Transfer of Shares. Subject to the limitation imposed by Section 104.8204, Nevada Revised Statutes, a written restriction on the transfer or registration of transfer of a security of the corporation may be enforced against the holder of the restricted security or any successor or transferee of the holder. A restriction on the transfer or registration of transfer of the securities of the corporation may be imposed either by the Certificate of Incorporation, the Bylaws or by an agreement among any number of security holders or between one or more such holders and the corporation. No restriction so imposed is binding with respect to securities issued prior to the adoption of the restriction, unless the holders of the securities are parties to an agreement or voted in favor of the restriction.

2.8   Transfer Agent. Unless otherwise specified by the Board of Directors by resolution, the Secretary of the corporation shall act as transfer agent of the certificates representing the shares of stock of the corporation. He shall maintain a stock transfer book, the stubs of which shall set forth among other things, the names and addresses of the holders of all issued shares of the corporation, the number of shares held by each, the certificate numbers representing such shares, the date of issue of the certificates representing such shares, and whether or not such shares originate from original issue or from transfer.

Subject to Section 3.8, the names and addresses of the stockholders as they appear in the stock transfer book shall be conclusive evidence as to who are the stockholders of record and as such entitled to receive notice of the meetings of stockholders; to vote at such meetings; to examine the list of the stockholders entitled to vote at meetings; to receive dividends; and to own, enjoy and exercise any other property or rights deriving from such shares against the corporation. Each stockholder shall be responsible for notifying the Secretary in writing of any change in his name or address and failure so to do will relieve the corporation, its directors, officers and agents, from liability for failure to direct notices or other documents, or pay over or transfer dividends or other property or rights, to a name or address other than the name and address appearing on the stub of the stock transfer book.

2.9   Close of Transfer Book and Record Date. For the purpose of determining stockholders entitled to notice of or to vote at any meeting of stockholders, or any adjournment thereof, or stockholders entitled to receive payment of any dividend, or in order to make a determination of stockholders for any other proper purpose, the Board of Directors may prescribe a period not exceeding sixty (60) days prior to any meeting of the stockholders during which no transfer of stock on the books of the corporation may be made, or may fix a day not more than sixty (60) days prior to the holding of any such meeting as the day as of which stockholders entitled to notice and to vote at such meeting shall be determined; and only stockholders of record on such day shall be entitled to notice or to vote at such meeting. When a determination of stockholders entitled to vote at any meeting of stockholders has been made as provided in this section, such determination shall apply to any adjournment thereof.

ARTICLE III
STOCKHOLDERS AND MEETINGS

3.1   Stockholders of Record. Only stockholders of record on the books of the corporation shall be entitled to be treated by the corporation as holders in fact of the shares standing in their respective names, and the corporation shall not be bound to recognize any equitable or other claim to, or interest in, any claims on the part of any other person, firm or corporation, whether or not it shall have express or other notice thereof, except as expressly provided by the laws of Nevada.

3.2   Meetings. Meetings of stockholders shall be held at the principal office of the corporation, or at such other place, either within or without the State of Nevada, as specified from time to time by the Board of Directors. If the Board of Directors shall specify another location such change in location shall be recorded on the notice calling such meeting.

3.3   Annual Meeting. The annual meeting of stockholders of the corporation for the election of directors, and for the transaction of such other business as may properly come before the meeting, shall be held on such date, and at such time and place as the Board of Directors shall designate by resolution at any time. If the election of directors shall not be held within the time period designated herein for any annual meeting of the stockholders, the Board of Directors shall cause the election to be held at a special meeting of the stockholders as soon thereafter as may be convenient. Failure to hold the annual meeting at the designated time shall not cause a forfeiture or dissolution of the corporation.

3.4   Special Meetings. Special meetings of the stockholders of the corporation may be called by the Chairman of the Board of Directors or the Board of Directors.

3.5   Actions at Meetings Not Regularly Called; Ratification and Approval. Whenever all stockholders entitled to vote at any meeting consent, either by (i) a writing on the records of the meeting or filed with the Secretary; or (ii) presence at such meeting and oral consent entered on the minutes; or (iii) taking part in the deliberations at such meeting without objection; the doings of such meeting shall be as valid as if had at a meeting regularly called and noticed. At such meeting any business may be transacted

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which is not excluded from the written consent or to the consideration of which no objection for want of notice is made at the time. If a meeting be irregular for want of notice or of such consent, provided a quorum was present at such meeting, the proceedings of the meeting may be ratified and approved and rendered likewise valid, and the irregularity or defect therein waived by a writing signed by all parties having the right to vote at such meeting. Such consent or approval of stockholders may be made by proxy or attorney, but all such proxies and powers of attorney must be in writing.

3.6   Notice of Stockholders' Meeting; Signature; Contents, Service Waiver. The notice of stockholders meetings shall be in writing and signed by the President or Chief Executive Officer or a Vice President, or the Secretary, or the Assistant Secretary, or by such other person or persons as designated by the Board of Directors. Such notice shall state the purpose or purposes for which the meeting is called and the time when, and the place, which may be within or without the State of Nevada, where it is to be held. A copy of such notice shall be either delivered personally to, or shall be mailed postage prepaid to, each stockholder of record entitled to vote at such meeting not less than ten (10) nor more than sixty (60) days before such meeting. If mailed, it shall be directed to a stockholder at his address as it appears on the records of the corporation, and upon such mailing the service of any such notice shall be complete, and the time of the notice shall begin to run from the date upon which such notice is deposited in the mail for transmission to such stockholder. Personal delivery of any such notice to any officer of a corporation or association, or to any member of a partnership, shall constitute delivery of such notice to such corporation, association or partnership. Notice duly delivered or mailed to a stockholder in accordance with the provisions of this section shall be deemed sufficient, and in the event of the transfer of his stock after such delivery or mailing and prior to the holding of the meeting, it shall not be necessary to deliver or mail notice of the meeting upon the transferee. Any stockholder may waive notice of any meeting by a writing signed by him, or his duly authorized attorney, either before or after the meeting. Such waiver shall be deemed equivalent to any notice required to be given pursuant to the Articles of Incorporation, the Bylaws, or the Nevada Revised Statutes.

3.7   Consent of Stockholders in Lieu of Meeting. Any action required or permitted to be taken at any annual or special meeting of stockholders of the corporation may be taken by the written consent of the stockholders in lieu of a meeting, who hold that percentage of voting shares equivalent to the amount that would be necessary to take such action if voted upon by the stockholders at an annual or special meeting duly noticed and called in accordance with the Nevada Revised Statutes.

3.8   Voting Record. The officer or agent having charge of the stock transfer books for shares of the corporation shall make, at least ten days before such meeting of stockholders, a complete record of the stockholders entitled to vote at each meeting of stockholders or any adjournment thereof, arranged in alphabetical order, with the address of and the number of shares held by each. The record, for a period of ten days prior to such meeting, shall be kept on file at the principal office of the corporation, whether within or without the State of Nevada, and shall be subject to inspection by any stockholder for any purpose germane to the meeting at any time during usual business hours. Such record shall be produced and kept open at the time and place of the meeting and shall be subject to the inspection of any stockholder during the whole time of the meeting for the purposes thereof. The original stock transfer books shall be deemed prima facie evidence as to who are the stockholders entitled to examine the record or transfer books or to vote at any meeting of stockholders.

3.9   Quorum. A majority of the outstanding shares of the corporation entitled to vote, represented in person or by proxy, shall constitute a quorum at any meeting of stockholders, except as otherwise provided by the Nevada Revised Statutes and the Articles of Incorporation. In the absence of a quorum at any such meeting, a majority of the shares so represented may adjourn the meeting from time to time for a period not to exceed sixty (60) days without further notice. At such adjourned meeting at which a quorum shall be present or represented, any business may be transacted which might have been transacted at

the meeting as originally noticed. The stockholders present at a duly organized meeting may continue to transact business until adjournment, notwithstanding the withdrawal of enough stockholders to leave less than a quorum.

3.10   Manner of Acting. If a quorum is present, the affirmative vote of the majority of the shares represented at the meeting and entitled to vote on the subject matter shall be the act of the stockholders, unless the vote of a greater proportion or number or voting by classes is otherwise required by statute or by the Articles of Incorporation or these Bylaws.

3.11   Stockholder's Proxies. At any meeting of the stockholders of the corporation, any stockholder may be represented and vote by a proxy or proxies appointed by an instrument in writing. In the event that any such instrument in writing shall designate two or more persons to act as proxies, a majority of such persons present at the meeting, or, if only one shall be present, then that one shall have and may exercise all the powers conferred by such written instrument upon all of the persons so designated unless the instrument shall otherwise provide. No such proxy shall be valid after the expiration of six (6) months from the date of its execution, unless coupled with an interest, or unless the person executing it specifies therein the length of time for which it is to continue in force, which in no case shall exceed seven (7) years from the date of its execution. Subject to the above, any proxy duly executed is not revoked and continues in full force and effect until an instrument revoking it or a duly executed proxy bearing a later date is filed with the Secretary of the corporation.

3.12   Voting of Shares. Unless otherwise provided by these Bylaws or the Articles of Incorporation, each outstanding share entitled to vote shall be entitled to one vote upon each matter submitted to a vote at a meeting of stockholders, and each fractional share shall be entitled to a corresponding fractional vote on each such matter.

3.13   Voting by Ballot. Voting on any question or in any election may be by voice vote unless the presiding officer shall order or any stockholder shall demand that voting be by ballot.

3.14   Cumulative Voting. No stockholder shall be permitted to cumulate his votes.

3.15   Stockholder Nominations and Proposals.

(A)   No proposal for a stockholder vote (a "Stockholder Proposal") shall be submitted to the stockholders of the corporation unless the stockholder submitting such proposal (the "Proponent") shall have filed a written notice setting forth with particularity (i) the names and business addresses of the Proponent and all Persons (as such term is defined in Section 3(a)(9) of the Securities Exchange Act of 1934, as amended (the "Exchange Act")), acting in concert with the Proponent; (ii) the names and addresses of the Proponent and the Persons identified in clause (i) as they appear on the Corporation's books (if they so appear); (iii) the class and number of shares of the Corporation beneficially owned by the Proponent and the Persons identified in clause (i); (iv) a description of the Stockholder Proposal containing all information material thereto; (v) a description of all arrangements or understandings between the Proponent and any other Persons (including the names of such other Persons) in connection with the Stockholder Proposal and any material interest of the Proponent or such Persons in such Stockholder Proposal, and (vi) such other information as the Board of Directors reasonably determines is necessary or appropriate to enable the Board of Directors and stockholders to consider the Stockholder Proposal. Upon receipt of the Stockholder Proposal and prior to the stockholders' meeting at which such Stockholder Proposal will be considered, if the Board of Directors or a designated committee or the officer who will preside at the meeting of the stockholders determines that the information provided in a Stockholder Proposal does not satisfy the requirements of this Section 3.15 or is otherwise not in accordance with applicable law, the Secretary of the corporation shall promptly notify the Proponent of the deficiency in the notice.

Such Proponent shall have the opportunity to cure the deficiency by providing additional information to the Secretary within the period of time, not to exceed five days from the date such deficiency notice is given to the Proponent, determined by the Board of Directors, such committee or such officer. If the deficiency is not cured within such period, or if the Board of Directors, such committee or such officer determines that the additional information provided by the Proponent, together with the information previously provided, does not satisfy the requirements of this Section 3.15 or is otherwise not in accordance with applicable law, then such Stockholder Proposal shall not be presented for action at the stockholders' meeting in question.

(B)   Only persons who are selected and recommended by the Board of Directors or the nominating committee thereof, or who are nominated by the stockholders in accordance with the procedures set forth in this Section 3.15, shall be eligible for election or qualified to serve as directors, unless otherwise required by applicable federal or state law. Nominations of individuals for election to the Board of Directors at any annual meeting or special meeting of the stockholders at which directors are to be elected may be made by any stockholder of the corporation entitled to vote for the election of directors at that meeting by compliance with the procedures set forth in this Section 3.15, except as may otherwise be provided in the Articles of Incorporation with respect to the right of holders of Preferred Stock of the corporation to nominate and elect a specified number of directors. Nominations by stockholders shall be made by written notice (a "Nomination Notice"), which shall set forth (i) as to each individual nominated (A) the name, date of birth, business address and residence address of such nominee; (B) the business experience during the past five years of such nominee, including his or her principal occupations or employment during such period, the name and principal business of any corporation or other organization in which such occupations and employment were carried on, and such other information as to the nature of his or her responsibilities and the level of professional competence as may be sufficient to permit assessment of his or her prior business experience; (C) whether the nominee is or has ever been at any time a director, officer, or owner of 5% or more of any class of capital stock, partnership interests, or other equity interest of any corporation, partnership or other entity; (D) any directorships held by such nominee in any corporation 'with a class of securities registered pursuant to Section 12 of the Exchange Act or subject to the requirements of Section 15(d) of the Exchange Act or any corporation registered as an investment company under the Investment Company Act of 1940, as amended; (E) whether, in the last five years, such nominee has been convicted in a criminal proceeding or has been subject to a judgment, order, finding, or decree of any federal, state or other governmental entity, concerning any violation of federal, state, or other law, or any proceeding in bankruptcy, which conviction, judgment, order, finding, decree or proceeding may be material to the evaluation of the ability or integrity of the nominee; and (F) any other information relating to the nominee that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act, and the rules and regulations promulgated thereunder, and (ii) as to the Person submitting the Nomination Notice and any Person acting in concert with such Person, (w) the name and business address of such person, (x) the name and business address of such Person as they appear on the books of the Corporation (if they so appear); (y) the class and number of shares of the corporation which are beneficially owned by such Person, and (z) any other information relating to such stockholder that would be required to be disclosed in a proxy statement or other filings required to be made in connection with solicitations of proxies for election of directors pursuant to Section 14 of the Exchange Act and the rules and regulations promulgated thereunder. A written consent to being named in a proxy statement as a nominee, and to serve as a director if elected, signed by the nominee, shall be filed with any Nomination Notice. If the presiding officer at any stockholders' meeting determines that a nomination was not made in accordance with the procedures prescribed by these Bylaws, the officer shall so declare to the meeting and the defective nomination shall be disregarded.

(C)   Nomination Notices and Stockholder Proposals must be delivered to the Secretary at the principal executive office of the corporation or mailed and received at the principal executive offices of the corporation (a) in the case of any annual meeting, 120 days prior to the anniversary date of the immediately preceding annual meeting of stockholders; provided, however, that in the event that the annual meeting is called for a date that is not within 30 days before or 60 days after such anniversary date (or with respect to the first annual meeting of the corporation under the laws of the State of Nevada), notice by the stockholder in order to be timely must be so received no later than the close of business on the tenth day following the day on which notice of the date of the annual meeting was mailed or public disclosure of the date of the annual meeting was made, whichever first occurs; and (b) in the case of a special meeting of stockholders called for the purpose of electing directors, not later than the close of business on the tenth day following the day on which notice of the date of the special meeting was mailed or public disclosure of the date of the special meeting was made, whichever first occurs.

ARTICLE IV
DIRECTORS, POWERS AND MEETINGS

4.1   Board Of Directors. The business and affairs of the corporation shall be managed by a board of not less than one (1) nor more than seven (7) directors who shall be natural persons of at least 18 years of age but who need not be stockholders of the corporation or residents of the State of Nevada and who shall be elected at the annual meeting of stockholders or some adjournment thereof. Initially the exact number of directors will be five (5).   Directors shall hold office until the next succeeding annual meeting of stockholders and until their successors shall have been elected and shall qualify. The Board of Directors may increase or decrease the number of directors by resolution. No reduction of the authorized number of directors shall have the effect of removing any director before the expiration of his term of office.

4.2   General Powers. The business and affairs of the corporation shall be managed by the Board of Directors which may exercise all such powers of the corporation and do all such lawful acts and things as are not by statute or by the Articles of Incorporation or by these Bylaws directed or required to be exercised or done by the stockholders. The directors shall pass upon any and all bills or claims of officers for salaries or other compensation and, if deemed advisable, shall contract with officers, employees, directors, attorneys, accountants, and other persons to render services to the corporation. Any contract or conveyance, otherwise lawful, made in the name of the corporation, which is authorized or ratified by the Board of Directors, or is done within the scope of the authority, actual or apparent, given by the Board of Directors, binds the corporation, and the corporation acquires rights thereunder, whether the contract is executed or is wholly or in part executory.

4.3   Performance Of Duties. A director of the corporation shall perform his duties as a director, including his duties as a member of any committee of the board upon which he may serve, in good faith, in a manner he reasonably believes to be in the best interests of the corporation, and with such care as an ordinarily prudent person in a like position would use under similar circumstances. In performing his duties, a director shall be entitled to rely on information, opinions, reports, or statements, including financial statements and other financial data, in each case' prepared or presented by persons and groups listed in paragraphs (A), (B), and (C) of this Section 4.3; but he shall not be considered to be acting in good faith if he has knowledge concerning the matter in question that would cause such reliance to be unwarranted. A person who so performs his duties shall not have any liability by reason of being or having been a director of the corporation. Those persons and groups on whose information, opinions, reports, and statements a director is entitled to rely upon are:

(A)   One or more officers or employees of the corporation whom the director reasonably believes to be reliable and competent in the matters presented;

(B)   Counsel, public accountants, or other persons as to matters which the director reasonably believes to be within such persons professional or expert competence; or

(C)   A committee of the board upon which he does not serve, duly designated in accordance with the provisions of the Articles of Incorporation or the Bylaws, as to matters within its designated authority, which committee the director reasonably believes to merit confidence.

4.4   Regular Meetings. A regular, annual meeting of the Board of Directors shall be held at the same place as, and immediately after, the annual meeting of stockholders, and no notice shall be required in connection therewith. The annual meeting of the Board of Directors shall be for the purpose of electing officers and the transaction of such other business as may come before the meeting. The Board of Directors may provide, by resolution, the time and place, either within or without the State of Nevada, for the holding of additional regular meetings without other notice than such resolution.

4.5   Special Meetings. Special meetings of the Board of Directors may be called by or at the request of the President or Chief Executive Officer or any two directors. The person or persons authorized to call special meetings of the Board of Directors may fix any place, either within or without the State of Nevada, as the place for holding any special meeting of the Board of Directors called by them.

4.6   Notice. Written notice of any special meeting of directors shall be given as follows:

(A)   By mail to each director at his business address at least three (3) days prior to the meeting. If mailed, such notice shall be deemed to be delivered when deposited in the United States mail, so addressed, with postage thereon prepaid; or

(B)   By personal delivery or email or telephone at least twenty-four (24) hours prior to the meeting to the business or email address or telephone number of each director, or in the event such notice is given on a Saturday, Sunday or holiday, to the residence address of each director. If notice be given by email or telephone, such notice shall be deemed to be delivered when the email is delivered or the telephone call is made to the recipient.

4.7   Waiver Of Notice. Whenever any notice is required to be given to directors, a waiver thereof in writing, signed by the person or persons entitled to the notice, whether before or after the time stated therein, shall be deemed equivalent thereto.

4.8   Participation by Electronic Means. Unless otherwise restricted, members of the Board of Directors or any committee thereof, may participate in a meeting of such board or committee by means of a conference telephone network or a similar communications method by which all persons participating in the meeting can hear each other. Participation in a meeting pursuant to this section constitutes presence in person at such meeting.

4.9   Quorum and Manner of Acting. A quorum at all meetings of the Board of Directors shall consist of a majority of the number of directors then holding office, but a smaller number may adjourn from time to time without further notice, until a quorum is secured. The act of the majority of the directors present at a meeting at which a quorum is present shall be the act of the Board of Directors, unless the act of a greater number is required by the laws of the State of Nevada or by the Articles of Incorporation or these Bylaws.

4.10   Organization. The Board of Directors shall elect a chairman from among the directors to preside at each meeting of the Board of Directors and at all meetings of the stockholders. The Board of Directors shall elect a Secretary to record the discussions and resolutions of each meeting.

4.11   Informal Action By Directors. Unless otherwise restricted by the Articles of Incorporation or these Bylaws, any action required or permitted to be taken at any meeting of the Board of Directors or of any committee thereof, may be taken without a meeting if a written consent thereto is signed by all the members of the board or such committee. Such written consent shall be filed with the minutes of proceedings of the board or committee.

4.12   Vacancies. Any vacancy occurring in the Board of Directors may be filled by the affirmative vote of a majority of the remaining directors though less than a quorum of the Board of Directors. A director elected to fill a vacancy shall be elected for the unexpired term of his predecessor in office, and shall hold such office until his successor is duly elected and shall qualify. Any directorship to be filled by reason of an increase in the number of directors shall be filled by the affirmative vote of a majority of the directors then in office or by an election at an annual meeting, or at a special meeting of stockholders called for that purpose. A director chosen to fill a position resulting from an increase in the number of directors shall hold office only until the next election of directors by the stockholders.

4.13   Compensation. By resolution of the Board of Directors and irrespective of any personal interest of any of the members, each director may be paid his expenses, if any, of attendance at each meeting of the Board of Directors, and may be paid a stated salary as director or a fixed sum for attendance at each meeting of the Board of Directors or both. No such payment shall preclude any director from serving the corporation in any other capacity and receiving compensation therefore.

4.14   Removal of Directors. Any director or directors of the corporation may be removed from office at any time, with or without cause, by the vote or written consent of stockholders representing not less than a majority of the issued and outstanding capital stock entitled to voting power.

4.15   Resignations. A director of the corporation may resign at any time by giving written notice to the Board of Directors, President, Chief Executive Officer, or Secretary of the corporation. The resignation shall take effect upon the date of receipt of such notice, or at such later time specified therein. The acceptance of such resignation shall not be necessary to make it effective, unless the resignation requires such acceptance to be effective.

ARTICLE V
OFFICERS

5.1   Number. The officers of the corporation shall be a Chief Executive Officer and/or President, Secretary, Chief Financial Officer or Treasurer, and a registered agent, all of whom shall be elected by the Board of Directors. Such other officers and assistant officers as may be deemed necessary may be elected or appointed by the Board of Directors. Any two or more offices may be held by the same person.

5.2   Election and Term of Office. The officers of the corporation to be elected by the Board of Directors shall be elected annually by the Board of Directors at the first meeting of the Board of Directors held after the annual meeting of the stockholders. If the election of officers shall not be held at such meeting, such election shall be held as soon thereafter as practicable. Each officer shall hold office until his successor shall have been duly elected and shall have qualified or until his death or until he shall resign or shall have been removed in the manner hereinafter provided.

5.3   Removal. Any officer or agent may be removed by the Board of Directors whenever in its judgment the best interests of the corporation will be served thereby, but such removal shall be without prejudice to the contract rights, if any, of the person so removed. Election or appointment of an officer or agent shall not of itself create contract rights.

5.4   Vacancies. A vacancy in any office because of death, resignation, removal, disqualification, or otherwise, may be filled by the Board of Directors for the unexpired portion of the term. In the event of absence or inability of any officer to act, the Board of Directors may delegate the powers or duties of such officer to any other officer, director or person whom it may select.

5.5   Powers. The officers of the corporation shall exercise and perform the respective powers, duties and functions as are stated below, and as may be assigned to them by the Board of Directors.

(A)   President and/or Chief Executive Officer. The President and/or Chief Executive Officer shall be the chief executive officer of the corporation and, subject to the control of the Board of Directors, shall have general supervision, direction and control over all of the business and affairs of the corporation. The President and/or Chief Executive Officer shall, when present, and in the absence of a Chairman of the Board, preside at all meetings of the stockholders and of the Board of Directors. The President and/or Chief Executive Officer may sign, with the Secretary or any other proper officer of the corporation authorized by the Board of Directors, certificates for shares of the corporation and deeds, mortgages, bonds, contracts, or other instruments which the Board of Directors has authorized to be executed, except in cases where the signing and execution thereof shall be expressly delegated by the Board of Directors or by these Bylaws to some other officer or agent of the corporation, or shall be required by law to be otherwise signed or executed; and in general shall perform all duties incident to the office of President and/or Chief Executive Officer and such other duties as may be prescribed by the Board of Directors from time to time.

(B)   Vice President. If elected or appointed by the Board of Directors, the Vice President (or in the event there is more than one Vice President, the Vice Presidents in the order designated by the Board of Directors, or in the absence of any designation, then in the order of their election) shall, in the absence of the President or Chief Executive Officer or in the event of his death, inability or refusal to act, perform all duties of the President or Chief Executive Officer, and when so acting, shall have all the powers of and be subject to all the restrictions upon the President or Chief Executive Officer. Any Vice President may sign, with the Chief Financial Officer or Treasurer or an Assistant Chief Financial Officer or Treasurer or the Secretary or an Assistant Secretary, certificates for shares of the corporation; and shall perform such other duties as from time to time may be assigned to him by the President or Chief Executive Officer or by the Board of Directors.

(C)   Secretary. The Secretary shall keep the minutes of the proceedings of the stockholders and of the Board of Directors in one or more books provided for that purpose; see that all notices are duly given in accordance with the provisions of these Bylaws or as required by law; be custodian of the corporate records and of the seal of the corporation and see that the seal of the corporation is affixed to all documents the execution of which on behalf of the corporation under its seal is duly authorized; keep a register of the post office address of each stockholder which shall be furnished to the Secretary by such stockholder; sign with the Chairman or Vice Chairman of the Board of Directors, or the President or Chief Executive Officer, or a Vice President, certificates for shares of the corporation, the issuance of which shall have been authorized by resolution of the Board of Directors; have general charge of the stock transfer books of the corporation; and in general perform all duties incident to the office of Secretary and such other duties as from time to time may be assigned to him by the President or the Chief Executive Officer or by the Board of Directors.

(D)   Assistant Secretary. The Assistant Secretary, when authorized by the Board of Directors, may sign with the Chairman or Vice Chairman of the Board of Directors or the President or the Chief Executive Officer or a Vice President certificates for shares of the corporation the issuance of which shall have been authorized by a resolution of the Board of Directors. An Assistant Secretary, at the request of the Secretary, or in the absence or disability of the Secretary, also may perform all of the duties of the Secretary. An Assistant Secretary shall perform such other duties as may be assigned to him by the President or the Chief Executive Officer or by the Secretary.

(E)   Treasurer or Chief Financial Officer. The Treasurer or Chief Financial Officer shall have charge and custody of and be responsible for all funds and securities of the corporation; receive and give receipts for moneys due and payable to the corporation from any source whatsoever, and deposit all such moneys in the name of the corporation in such banks, trust companies or other depositories as shall be selected in accordance with the provisions of these Bylaws; and keep accurate books of accounts of the corporation's transactions, which shall be the property of the corporation, and shall render financial reports and statements of condition of the corporation when so requested by the Board of Directors or President or Chief Executive Officer.   The Treasurer or Chief Financial Officer shall perform all duties commonly incident to his office and such other duties as may from time to time be assigned to him by the President or Chief Executive Officer or the Board of Directors. In the absence or disability of the President or Chief Executive Officer and Vice President or Vice Presidents, the Chief Executive Officer or Chief Financial Officer or Treasurer shall perform the duties of the President or Chief Executive Officer.

(F)   Assistant Treasurer. An Assistant Treasurer may, at the request of the Treasurer or Chief Financial Officer, or in the absence or disability of the Treasurer or Chief Financial Officer, perform all of the duties of the Treasurer or Chief Financial Officer. He shall perform such other duties as may be assigned to him by the President or by the Treasurer or Chief Financial Officer.

5.6   Compensation. All officers of the corporation may receive salaries or other compensation if so ordered and fixed by the Board of Directors. The Board shall have authority to fix salaries in advance for stated periods or render the same retroactive as the Board may deem advisable. No officer shall be prevented from receiving such salary by reason of the fact that he is also a director of the corporation.

5.7   Bonds. If the Board of Directors by resolution shall so require, any officer or agent of the corporation shall give bond to the corporation in such amount and with such surety as the Board of Directors may deem sufficient, conditioned upon the faithful performance of their respective duties and offices.

ARTICLE VI
DIVIDENDS

The Board of Directors from time to time may declare and the corporation may pay dividends on its outstanding shares upon the terms and conditions and in the manner provided by law and the Articles of Incorporation.

ARTICLE VII
FINANCE

7.1   Reserve Funds. The Board of Directors, in its uncontrolled discretion, may set aside from time to time, out of the net profits or earned surplus of the corporation, such sum or sums as it deems expedient as a reserve fund to meet contingencies, for equalizing dividends, for maintaining any property of the corporation, and for any other purpose.

7.2   Banking. The moneys of the corporation shall be deposited in the name of the corporation in such bank or banks or trust company or trust companies, as the Board of Directors shall designate, and may be drawn out only on checks signed in the name of the corporation by such person or persons as the Board of Directors, by appropriate resolution, may direct. Notes and commercial paper, when authorized by the Board, shall be signed in the name of the corporation by such officer or officers or agent or agents as shall be authorized from time to time.

ARTICLE VIII
CONTRACTS, LOANS AND CHECKS

8.1   Execution of Contracts. Except as otherwise provided by statute or by these Bylaws, the Board of Directors may authorize any officer or agent of the corporation to enter into any contract, or execute and deliver any instrument in the name of, and on behalf of the corporation. Such authority may be general or confined to specific instances. Unless so authorized, no officer, agent or employee shall have any power to bind the corporation for any purpose, except as may be necessary to enable the corporation to carry on its normal and ordinary course of business.

8.2   Loans. No loans shall be contracted on behalf of the corporation and no negotiable paper or other evidence of indebtedness shall be issued in its name unless authorized by the Board of Directors. When so authorized, any officer or agent of the corporation may effect loans and advances at any time for the corporation from any bank, trust company, or institution, firm, corporation, or individual. An agent so authorized may make and deliver promissory notes or other evidence of indebtedness of the corporation and may mortgage, pledge, hypothecate or transfer any real or personal property held by the corporation as security for the payment of such loans. Such authority, in the Board of Directors discretion, may be general or confined to specific instances.

8.3   Checks. Checks, notes, drafts and demands for money or other evidence of indebtedness issued in the name of the corporation shall be signed by such person or persons as designated by the Board of Directors and in the manner prescribed by the Board of Directors.

8.4   Deposits. All funds of the corporation not otherwise employed shall be deposited from time to time to the credit of the corporation in such banks, trust companies, or other depositories as the Board of Directors may select.

ARTICLE IX
FISCAL YEAR

The fiscal year of the corporation shall be the year adopted by resolution of the Board of Directors.

ARTICLE X
CORPORATE SEAL

The Board of Directors may provide a corporate seal which shall be circular in form and shall have inscribed thereon the name of the corporation and the state of incorporation and the words "CORPORATE SEAL."

ARTICLE XI
AMENDMENTS

The stockholders, by the affirmative vote of the holders of a majority of the stock issued and outstanding and having voting power may, at any annual or special meeting if notice of such alteration or amendment of the Bylaws is contained in the notice of such meeting, or by written consent in lieu of a

meeting, adopt, amend, or repeal these Bylaws, and alterations or amendments of Bylaws made by the stockholders shall not be altered or amended by the Board of Directors.

The Board of Directors, by the affirmative vote of a majority of the whole Board, may adopt, amend, or repeal these Bylaws at any meeting or by written consent, except as provided in the above paragraph. Bylaws made by the Board of Directors may be altered or repealed by the stockholders.

ARTICLE XII
COMMITTEES

12.1. Appointment. The Board of Directors by resolution adopted by a majority of the full Board, may designate one or more committees, each committee to consist of one or more of the directors of the corporation. The designation of such committee and the delegation thereto of authority shall not operate to relieve the Board of Directors, or any member thereof, of any responsibility imposed by law.

12.2 Authority. Any committee, when the Board of Directors is not in session shall have and may exercise all of the authority of the Board of Directors except to the extent, if any, that such authority shall be limited by the resolution appointing the committee and except also that the committee shall not have the authority of the Board of Directors in reference to declaring dividends and distributions, recommending to the stockholders that the Articles of Incorporation be amended, recommending to the stockholders the adoption of a plan of merger or consolidation, filling vacancies on the Board of Directors or any committee thereof, recommending to the stockholders the sale, lease or other disposition of all or substantially all of the property and assets of the corporation otherwise than in the usual and regular course of its business, recommending to the stockholders a voluntary dissolution of the corporation or a revocation thereof, authorize or approve the issuance or reacquisition of shares, or amending the Bylaws of the corporation.

12.3 Tenure and Qualifications. Each member of a committee shall hold office until the next regular annual or special meeting of the Board of Directors following the designation of such member, and until his successor is designated as a member of such committee and is elected and qualified. Members of committees may also be elected and removed at any time by a resolution duly adopted by a majority of the full Board of Directors of the corporation.

12.4 Meetings. Regular meetings of a committee may be held without notice at such time and places as the committee may fix from time to time by resolution. Special meetings of a committee may be called by any member thereof upon not less than one day's notice stating the place, date, and hour of the meeting, which notice may be written or oral, and if mailed, shall be deemed to be delivered when deposited in the United States mail addressed to the member of the committee at his business address. Any member of a committee may waive notice of any meeting and no notice of any meeting need be given to any member thereof who attends in person. The notice of a meeting of a committee need not state the business proposed to be transacted at the meeting.

12.5 Quorum. A majority of the members of a committee shall constitute a quorum for the transaction of business at any meeting thereof, and any action of such committee must be authorized by the affirmative vote of a majority of the members present at a meeting at which a quorum is present.

12.6 Informal Action by a Committee. Any action required or permitted to be taken by a committee at a meeting may be taken without a meeting if a consent in writing, setting forth the action so taken, shall be signed by all of the members of the committee entitled to vote with respect to the subject matter thereof.

12.7 Vacancies. Any vacancy in a committee may be filled by a resolution duly adopted by a majority of the full Board of Directors.

12.8 Resignations and Removal. Any member of a committee may be removed at any time with or without cause by resolution adopted by a majority of the full Board of Directors. Any member of a committee may resign from such committee at any time by giving written notice to the President, Chief Executive Officer or Secretary of the corporation, and unless otherwise specified therein, the acceptance of such resignation shall not be necessary to make it effective.

12.9 Procedure. A committee shall elect a presiding officer from its members and may fix its own rules of procedure which shall not be inconsistent with these Bylaws. It shall keep regular minutes of its proceedings and report the same to the Board of Directors for its information at the meeting thereof held next after the proceedings shall have been taken.


ARTICLE XIII
EMERGENCY BYLAWS


The Emergency Bylaws provided in this Article XIII shall be operative during any emergency in the conduct of the business of the corporation resulting from an attack on the United States or any nuclear or atomic disaster, notwithstanding any different provision in the preceding articles of the Bylaws or in the Articles of Incorporation of the corporation or in the Nevada Revised Statutes. To the extent not inconsistent with the provisions of this article, the Bylaws provided in the preceding articles shall remain in effect during such emergency and upon its termination the Emergency Bylaws shall cease to be operative. During any such emergency:

(A) A meeting of the Board of Directors may be called by any officer or director of the corporation. Notice of the time and place of the meeting shall be given by the person calling the meeting to such of the directors as it may be feasible to reach by any available means of communication. Such notice shall be given at such time in advance of the meeting as circumstances permit in the judgment of the person calling the meeting.

(B) At any such meeting of the Board of Directors, a quorum shall consist of the number of directors in attendance at such meeting.

(C) The Board of Directors, either before or during any such emergency, may, effective in the emergency, change the principal office or designate several alternative principal offices or regional offices, or authorize the officers so to do.

(D) The Board of Directors, either before or during any such emergency, may provide, and from time to time modify, lines of succession in the event that during such an emergency any or all officers or agents of the corporation shall for any reason be rendered incapable of discharging their duties.

(E) No officer, director, or employee acting in accordance with these Emergency Bylaws shall be liable except for willful misconduct. No officer, director, or employee shall be liable for any action taken by him in good faith in such an emergency in furtherance of the ordinary business affairs of the corporation even though not authorized by the Bylaws then in effect.

(F) These Emergency Bylaws shall be subject to repeal or change by further action of the Board of Directors or by action of the stockholders, but no such repeal or change shall modify the provisions of the next preceding paragraph with regard to action taken prior to the time of such repeal or

change. Any amendment of these Emergency Bylaws may make any further or different provision that may be practical and necessary for the circumstances of the emergency.

ARTICLE XIV
NEVADA ANTI-TAKEOVER PROVISIONS

The corporation and its shareholders shall be subject to the provisions of NRS 78.378 through 78.3793, except with respect to the issuance of any shares of the corporation's preferred stock which shall not be subject to such provisions. The shares of preferred stock so authorized in the corporation's Articles of Incorporation may be issued in series with such designations, limitations, rights, preferences, and privileges that the Board of Directors shall determine in its sole discretion.

CERTIFICATE

I hereby certify that the foregoing Bylaws, consisting of 15 pages, including this page, constitute the Bylaws of Med X, Inc., as in effect on February 27, 2014.



Jennifer Mills, Secretary